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Exhibit 99.2

INCO ANNOUNCES EXTENSION OF ITS OFFER FOR FALCONBRIDGE

        Toronto, February 21, 2006 — Falconbridge Limited (TSX:FAL.LV, NYSE:FAL) announced today that, based upon the results of recent discussions with competition authorities in the United States and Europe, Inco Limited (TSX, NYSE:N) plans to extend the date that its offer to acquire all of the common shares of Falconbridge will remain open for acceptance from February 28, 2006 to June 30, 2006. This extension is intended to provide additional time for the competition authorities to complete their review of the pending transaction.

        For more information, visit www.inco.com/newscentre/newsreleases/ to view Inco's press release.

        Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com.

        This news release contains forward-looking statements regarding Inco's offer to purchase all of the common shares of Falconbridge Limited, including statements regarding the anticipated timing of achievement of milestones in the regulatory clearance process. Actual results and developments may differ materially from those contemplated by these statements depending on, among others, the risks that Inco will not be able to obtain the required approvals or clearances from regulatory and other agencies and bodies on a timely basis, or divestitures or other remedies required by regulatory agencies may not be acceptable or may not be completed in a timely manner, and other risk factors listed from time to time in Inco's and Falconbridge's reports filed with the U.S. Securities and Exchange Commission. The forward-looking statements included in this release represent Inco's views as of the date of this release. While Falconbridge anticipates that subsequent events and developments may cause its views to change, it specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing its views as of any date subsequent to the date of this release.

Important Legal Information
This communication is being made in respect of the share exchange takeover bid by Inco Limited for common shares of Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-8 containing a share exchange take-over bid circular. Inco, if required, will file other documents regarding the transaction with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents filed with the SEC free of charge at the SEC's website (www.sec.gov). Canadian investors will also be able to obtain information filed in respect of this bid at www.sedar.com.

Contacts:
Denis Couture
Senior Vice-President, Investor Relations,
Communications & Public Affairs
(416) 982-7020
denis.couture@falconbridge.com

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INCO ANNOUNCES EXTENSION OF ITS OFFER FOR FALCONBRIDGE